Wilhelmina International, Inc.
200 Crescent Court, Suite 1400
Dallas, Texas 75201

January 12, 2011

Via EDGAR, Facsimile and Federal Express

Kevin Woody, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wilhelmina International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010 (the “Form 10-K”)
File No. 000-28536

Dear Mr. Woody:

On behalf of Wilhelmina International, Inc. (the “Company”), I am responding to the Staff’s letter of comment dated December 16, 2010 with respect to the above-referenced filing.  My responses to the Staff’s comments are set forth below.  For your convenience, I have repeated each comment immediately preceding my response.  Unless otherwise defined herein, all capitalized terms used herein shall have the meaning ascribed to such terms in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company

Pro Forma Results of Operations of the Wilhelmina Companies for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008, page 20

Staff Comment

1.
We note your disclosure of your Pro Forma Operating Income of the Wilhelmina Companies.  Please tell us how you determined it was not necessary to provide a complete set of pro forma financial statements reflecting the adjustments.

Wilhelmina Response

As disclosed in the Form 10-K, the Company acquired the Wilhelmina Companies on February 13, 2009.  The Company recognized that as a result of the acquisition in February 2009, a comparison of the results of operations of the Company for fiscal 2009 against the results of operations of the Company for fiscal 2008 solely in accordance with the requirements of Item 303 of Regulation S-K would not give stockholders the benefit of a comparison of the results of operations of the Wilhelmina Companies, the Company’s primary business, during these periods.  Accordingly, the Company included in its Form 10-K the unaudited pro forma financial information relating solely to the Wilhelmina Companies, before taking into account amortization and depreciation, asset impairment charges, corporate overhead (any amounts attributable to the Company’s operations at the holding company level), and acquisition transaction costs, in order to aid stockholders in their analysis of the financial performance of the Wilhelmina Companies during these periods.  Since the pro forma financial information was provided solely on a voluntary and supplemental basis, the Company does not believe that such disclosure is incomplete for purposes of the applicable provisions of Regulation S-K.

Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 35

Staff Comment

2.
Please revise future filings to disclose how you accounted for Wilhelmina Kids & Creative Management, LLC.  In your response, please provide us with the proposed disclosure you intend to include in your future filings.

Wilhelmina Response

In future periodic reports to be filed by the Company, the Company intends to add disclosure to the Notes to the Financial Statements pertaining to Principles of Consolidation and Basis of Presentation substantially as follows:

Wilhelmina also owns a non-consolidated 50% interest in Wilhelmina Kids & Creative Management LLC, a New York City-based modeling agency that specializes in representing child models.  Wilhelmina Kids & Creative Management LLC is accounted for under the equity method of accounting in accordance with Topic 323-30 of the Codification.

Revenue Recognition, page 36

3.
Please tell us how your accounting for advances to models and any repayments of such costs complies with U.S. GAAP.  Within your response, please reference the authoritative accounting literature management relied upon.

Wilhelmina Response

Advances to models for initial portfolios and other out-of-pocket costs, which include, among other things, travel and courier costs, relate to new models signed by the Company who have not yet been hired by a customer.  These costs are expended to provide the customers with information about the models before they are hired by the customers.  At the time that the new models are signed by the Company and these costs are expended, the Company has no basis to determine when or even if the models will ever be hired by the customers.  Historically, many of these models never work for customers of the Company and, as a result, the amounts advanced by the Company are never reimbursed.  If a model does get a job from a customer of the Company, the Company will be reimbursed by reducing the amount payable to the model for his or her services to the customer by the amount the Company expended on behalf of the model for such advances.  The amounts received are credited to model expense in order to reduce the expense account for amounts expended on behalf of models that have been reimbursed.

The Company considers these costs to be similar in nature to start-up costs.  Topic 730 of the Codification provides guidance for accounting for start-up type costs which essentially requires such costs to be expensed as incurred.  In addition, since there can be no certainty as to when or even if the amounts will ever be reimbursed, the Company considers these costs to be gain contingencies referred to in Topic 450 which provides that such amounts be accounted for only as realized.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate of the Company containing the three acknowledgments requested by the Staff is attached hereto.  The Staff is invited to contact the undersigned by phone at (214) 661-7480 or by fax at (214) 661-7475 with any comments or questions it may have.

Sincerely,

/s/ John P. Murray

John P. Murray,
Chief Financial Officer

cc:           Jennifer Monick
Steve Wolosky

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the Form 10-K (“Form 10-K”) filed by Wilhelmina International, Inc. (“Wilhelmina”) on March 31, 2010, Wilhelmina acknowledges the following:

•	Wilhelmina is responsible for the adequacy and accuracy of the disclosure in the Form 10-K.

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Form 10-K.

•	Wilhelmina may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

WILHELMINA INTERNATIONAL, INC.

By:	/s/ John P. Murray
	Name:	John P. Murray
	Title:	Chief Financial Officer